Exhibit 19.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT BOTH (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED

TEXT OMITTED FROM THIS EXHIBIT IS MARKED WITH [***]

CATALYST PHARMACEUTICALS, INC.

INSIDER TRADING POLICY

1.0
Purpose
1.1
This Insider Trading Policy (“Policy”) summarizes the policies of Catalyst Pharmaceuticals, Inc. (“Catalyst”) and its subsidiaries (collectively, the "Company") with respect to transactions in Catalyst’s securities by employees, officers, and directors of, and consultants and contractors to, the Company.
2.0
Applicability of Policy
2.1
This Policy applies to all transactions in Catalyst’s securities, including common stock, options for common stock and any other securities Catalyst may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Catalyst's stock (collectively, "Catalyst's Securities"). It applies to all executive and non-executive officers of the Company, all members of the Company's Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries, who receive or have access to Material Nonpublic Information (defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to as "Insiders." This Policy also applies to any person who receives Material Nonpublic Information from any Insider. Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and at those times is subject to this Policy.
3.0
StatemenT of General Policy
3.1
It is the policy of the Company to (i) oppose the unauthorized disclosure of any nonpublic information acquired in the workplace, (ii) prohibit the misuse of Material Nonpublic Information in trading of Catalyst’s Securities, (iii) prohibit trades in Catalyst’s Securities by an Insider while the Insider possesses Material Nonpublic Information concerning the Company, and (iv) prohibit Insider trades in the Catalyst’s Securities during a Trading Window (as defined below).
4.0
Specific Policies
4.1
Trading on Material Nonpublic Information. No director, officer or employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company's Securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the beginning of the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term "Trading Day" shall mean a day on which national stock exchanges are open for trading. A "Trading Day" begins at the time trading begins on such day. This restriction on trading does not apply to transactions made under a trading plan adopted pursuant to Securities and Exchange Commission Rule 10b5-l(c) (17 C.F.R. § 240.10b5-1(c)) ("Rule 10b5-l(c)") and approved in writing by the Company (an "approved Rule 10b5-1 trading plan"). In addition, no Insider may trade in any interest or position relating to the future price of the Company's Securities, such as a put, call or short sale.

4.2
Tipping. No Insider shall disclose ("tip") Material Nonpublic Information to any other person (including family members, analysts, individual investors, and members of the investment community and news media), where such information may be used by such person to his or her profit by trading in the Company's Securities, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company's Securities, unless required as part of that Insider's regular duties for the Company and authorized by the Chair of the Nominating and Corporate Governance Committee. In any instance in which such information is disclosed to outsiders, the Company will take such steps as are necessary to preserve the confidentiality of the information, including requiring the outsiders to agree in writing to comply with the terms of this policy and/or to sign a confidentiality agreement. All inquiries from outsiders regarding Material Nonpublic information about the Company must be forwarded to the Chief Executive Officer and/or the Chair of the Nominating and Corporate Governance Committee.
4.3
Confidentiality of Material Nonpublic Information. Material Nonpublic Information is the Property of the Company, and the unauthorized disclosure of such information is forbidden. In the event any officer, director or employee of the Company receives any inquiry from outside the Company, such as from a stock analyst broker, for information (particularly financial results and/or projections, or clinical trial results or analysis of such results) the inquiry should be referred to the Chief Executive Officer, the Chief Financial Officer, and/or the designated Investor Relations personnel who are collectively responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations. No Company employee, other than designated executive officers or those employees expressly designated by the Chief Executive Officer, should discuss Company business with anyone outside the company whether or not it is Material Nonpublic Information.
4.4
Advice Concerning Trading. No Insider may give trading advice of any kind about the Company or Catalyst’s Securities to anyone while possessing Material Nonpublic Information about the Company. Insiders should always advise others, preferably in writing or electronically, not to trade in Catalyst’s Securities if doing so might violate the law or this policy. The Company strongly discourages all Insiders from giving trading advice Catalyst’s Securities or the Company to third parties even when the Insiders do not possess Material Nonpublic Information about the Company or Catalyst’s Securities.
5.0
Potential Criminal and Civil Liability and/or Disciplinary Action
5.1
Liability for Insider Trading. Pursuant to federal and state securities laws, Insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in Catalyst’s Securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.
5.2
Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a "tippee") to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Catalyst’s Securities. The Securities and Exchange Commission (the "SEC") has imposed large civil penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and FINRA use sophisticated electronic surveillance techniques to uncover securities trading on Material Nonpublic Information. In recent years, criminal prosecution of Insiders has become much more common, particularly when Insiders were aware of their obligations under the securities laws and elected to ignore those obligations in acting on, or in tipping others concerning, Material Nonpublic Information.
5.3
The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. The control persons may be held liable for up to the greater of $1 million or three times the amount of profits gained, or losses avoided.

Even for violations that result in small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.
5.4
Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company's equity incentive plans or termination of employment.
6.0
Trading Guidelines and Requirements
6.1
Black-Out Periods and Trading Windows.
6.1.1
Financial Information Black-Out Period. The period beginning at the close of market on [***] is a particularly sensitive period of time for transactions in Catalyst’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain Insiders will, during that period, possess Material Nonpublic Information about the expected financial results for the quarter. Accordingly, the periods of time referred to above with respect to financial information are referred to as "financial blackout" periods. All directors and officers (and those other employees identified by the Company from time to time and who have been notified that they have been so identified) are prohibited from trading in Catalyst’s Securities during financial black-out periods. The specific Insiders whose roles require them to be within this category shall be reassessed at least annually. Insiders within this category will also be notified prior to the Black Out Periods beginning and ending each quarter.
6.1.2
Clinical Information Black-Out Period. It is common for pharmaceutical companies to come into possession of information concerning (i) the early results of clinical trials of product candidates, (ii) reported results of clinical trials of product candidates from Company personnel or from contractors, and/or (iii) information that results from the analyses of clinical trial results pertaining to product candidates. This information is highly sensitive due to the fact that certain Insiders may possess Material Nonpublic Information concerning the early results of the clinical trials, the yet- unreported results of the clinical trials, or the scientific or medical inferences or conclusions that can be drawn from the early results or yet-unreported results of clinical trials. The periods of time referred to above during which the Company has received (i) information concerning the early results of clinical trials of product candidates, (ii) reported results of clinical trials of product candidates from Company personnel or contractors, and/or (iii) information that results from the analyses of clinical trial results pertaining to product candidates, are referred to as "clinical information black-out periods." All directors and officers (and those other employees identified by the Company based on the circulation of the relevant clinical information and who have been notified that they have been so identified) are prohibited from trading in the Company's Securities during each specific Clinical Information Black-Out Period upon their notification of the initiation of one.
6.1.2.1
The scope of employees identified for inclusion in a Clinical Information Black-Out Period will be determined by the level of information available to individual employees regarding both the results and the underlying clinical activity that generated the results. The goal will be to define the scope of individuals included in such a Black-Out to be those concerned with the clinical activity and the results.
6.1.3
Special Black-Out Periods. In addition, from time-to-time, Material Nonpublic Information regarding the Company may be pending such as, for example, potential merger or acquisition activity. While such information is pending, the Company may impose a special "black-out" period during which the same prohibitions and recommendations shall apply. These restrictions on trading do not apply to transactions made under a Rule 10b5-l trading plan previously approved in writing by the Company. All officers, directors, and employees identified for inclusion in these Special Black-Out Periods will be notified in writing at or before the beginning of any Special Black-Out Period.
6.1.4
Mandatory Trading Window Related to Financial Information. To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all directors and officers and those certain Identified Employees of the Company refrain from conducting transactions involving the purchase or sale of Catalyst’s Securities other than during the period (the "Trading Window") commencing at the open of market on [***] and continuing until [***]. During the Trading Window, if the Company is either in a Special Black-Out Period or a Clinical Black-Out Period, the Company requires that all directors and officers of the Company and those certain identified employees specific to the parameters of the specific Black Out Period in place refrain from conducting transactions involving the purchase or sale of Catalyst Securities even though the Trading Window may otherwise be open. These restrictions on trading do not apply to transactions made under an effective Rule 10b5-l trading plan previously approved by the Company. The prohibition against trading during any black-out period encompasses the fulfillment of "limit orders" by any broker for a director, officer, employee, or consultant, as applicable, and the brokers with whom any such limit order is placed shall be so instructed by the Insider not to execute on any such instructions immediately after the Insider is advised that a black-out period has become effective.
6.1.5
Full Company Black-Out Period due to Financial Information. At the end of the first month of each quarter, there will be a standard, company-wide trading blackout for all employees that will last until [***]. This is due to the sensitivity of the pending financial results. While the Company will try to remind people of these periods, it is an employee’s responsibility to observe these Full Company Black-Out Periods due to Financial Information pending release.
6.1.6
Material Developments Not Yet Disclosed. From time to time, the Company may also prohibit directors, officers and potentially a larger group of employees, consultants and contractors from trading in Catalyst’s Securities because of material developments known to the Company and not yet disclosed to the public. In such event, directors, officers and such employees, consultants and contractors may not engage in any transaction involving the purchase or sale of Catalyst’s Securities and should not disclose to others the fact of such suspension of trading. Any employees affected by these sorts trading black-outs will be notified in writing at or before the commencement of the black-out. This restriction on trading does not apply to transactions made under an effective Rule 10b5-1 trading plan previously approved by the Company. The Company will re-open the Trading Window at the beginning of the second Trading Day following the date of public disclosure of the information, or at such time as the information is no longer material.
6.1.7
No Safe Harbor. It should be noted that even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company, whether or not subject to the financial and clinical information black-out periods and Trading Window, should not engage in any transactions in Catalyst’s Securities until such information has been known publicly for at least one Trading Day, whether or not the Company has recommended a suspension of trading to that person. This restriction on trading does not apply to transactions made under an effective Rule 10b5-l trading plan previously approved by the Company. Trading in Catalyst’s Securities during the Trading Window should not be considered a "safe harbor," and all directors, officers, employees, and other persons must use good judgment at all times in deciding whether to trade in the Company's Securities.
6.2
Pre-Clearance of Trades. No executive officer or director may trade in Catalyst Securities until (i) the person trading has notified the Chief Executive Officer, or the Chief Executive Officer’s designees, of the amount of the proposed trade(s), and (ii) the person trading has certified to the Chief Executive Officer, or the Chief Executive Officer’s designees, in writing no earlier than one business day prior to the proposed trade(s) both that (a) he or she possession of Material Nonpublic information concerning the Company, and (b) the proposed trade(s) do not violate the trading restrictions of Section 16 of the Exchange Act or Rule 144 of the Securities Act. Although an Insider wishing to trade pursuant to an effective and previously approved Rule 10b5-1 trading plan need not seek preclearance from the Company's Chief Executive Officer before each trade takes place, such an Insider must obtain the Company's prior written approval of the proposed Rule 10b5-1 trading plan before it is adopted.
6.2.1.1
The Chief Executive Officer currently designates [***], as the primary designee for Pre-Clearance of Trades as outlined in Section 6.2. Further, the Company's Chief Executive Officer currently designates [***], as his secondary designee for the same purpose if [***] cannot be reached or is otherwise unavailable. In the absence of both the primary and the secondary designees, notices can be provided to the Company's Chief Executive Officer.
6.3
Individual Responsibility. Every officer, director and other employee, consultant and contractor has the individual responsibility to comply with this Policy against insider trading. An Insider may, from time to time, have to forego a proposed transaction in the Company's Securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.
7.0
Applicability of Policy to Inside Information Regarding Other Companies
7.1
This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company's contractors and consultants ("Business Partners"), when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company's Business Partners. All officers, directors, employees, consultants and contractors should treat Material Nonpublic Information about the Company's Business Partners with the same care required with respect to information related directly to the Company.
8.0
Definition of Material Non-Public Information
8.1
It is not possible to define all categories of Material Nonpublic Information. However, information is not limited to historical facts but may also include projections and forecasts. With regard to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on the Company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on the stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether nonpublic information is material, you should presume that it is material. If you are unsure whether the information is material, you should contact any of the individuals referenced in Section 11 before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which the information relates or assume that the information is material.
8.2
While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material unless publicly announced. Examples of such information may include, but are not limited by the following, at least until the initiation of trading on the second day after the information is publicly announced:
8.2.1
Financial results;

8.2.2
Known but unannounced future earnings or losses;
8.2.3
Early indications of clinical trial results;
8.2.4
Known but unannounced clinical trial results;
8.2.5
Known but unannounced analyses of clinical trial results;
8.2.6
News of pending or proposed transactions, even if not definite, including mergers, acquisitions, divestitures, recapitalization, strategic alliances, collaborative arrangements, licensing arrangements, or purchases/sales of substantial assets;
8.2.7
Significant developments related to intellectual property;
8.2.8
Changes in dividend policy;
8.2.9
New product candidate announcements of a significant nature;
8.2.10
Stock splits;
8.2.11
New equity or debt offerings; and/or
8.2.12
Significant exposure due to actual or threatened litigations or significant developments (whether positive or negative) in pending litigation.
8.3
Either positive or negative information may be material. Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.
9.0
Certain Exceptions
9.1
For purposes of this Policy, the Company considers that the exercise of stock options entirely with cash under the Company's stock option plan is exempt from this Policy. Furthermore, any form of exercise that does not involve any sale of the exercised shares to a third-party, such as netting the shares issued by the Company for tax withholding purposes, is also exempt, but only if such netting has been approved by the Company's Chief Executive Officer. However, any transaction resulting in the sale of any shares issued upon such exercise is not exempt from this Policy and therefore prevented by any Black Out Periods or due to possession of non-public material information. In addition, for purposes of this Policy, the Company considers that bona-fide gifts of the Company's Securities to immediate family members are exempt from this Policy.
10.0
Additional Information - Directors and Officers
10.1
Directors and officers of the Company and holders of more than ten percent of Catalyst Securities must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers, directors and holders of more than ten percent of Catalyst Securities who purchase and sell the Catalyst’s Securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company's option plans, nor the exercise of that option is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Section 16 further prohibits executive officers and directors from ever making a short sale of the Company's stock. A short sale is a sale of securities not owned by the seller or, if owned, not delivered. Transactions in put and call options for the Securities may in some instances constitute a short sale or may otherwise result in liability for short swing profits. All executive officers and directors of the Company must confer with Catalyst’s Outside Securities Counsel before effecting any such transaction. The Company does not permit short sale transactions by any executive officer, director and employee.
10.2
While employees who are not executive officers and directors are not prohibited by law from engaging in short swing transactions of Catalyst Securities, the Company believes it is inappropriate for employees to engage in such transactions and therefore strongly discourages all employees from such activity.
11.0
Inquiries
11.1
Please direct your questions as to any of the matters discussed in this Policy to [***].